UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________

FORM 11-K
__________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

 __________________________

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cornerstone Building Brands, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

NCI 401(K) PROFIT SHARING PLAN

December 31, 2019 and 2018

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
NCI 401(k) Profit Sharing Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of a Matter
As more fully described in Note 9, Subsequent Events, to the financial statements, due to the outbreak of a novel coronavirus (COVID-19), which was declared a global pandemic by the World Health Organization in March 2020, there has been substantial volatility in world financial markets resulting in declines in the market value of investments. Our opinion is not modified with respect to this matter.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, and schedule of delinquent participant contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ACM LLP
We have served as the Plan’s auditor since 2019.
Denver, Colorado
June 10, 2020

NCI 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value (See Notes 3 and 4):
Mutual funds	$9,024	$166,071,497
Common collective trusts	44,516,726	87,505,045
Cornerstone Building Brands (formerly NCI) Stock Fund	7,986,030	5,288,339
Total investments	52,511,780	258,864,881
Receivables:
Participants’ contributions	150,885	158,883
Employer contributions	3,431,921	3,645,358
Participant notes receivable	7,668,665	10,078,014
Pending cash settlement receivable (See Note 1)	245,834,623	—
Total receivables	257,086,094	13,882,255
Net assets available for benefits	$309,597,874	$272,747,136

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Investment income (loss):
Interest and dividends	$4,181,149	$3,327,500
Net appreciation (depreciation) in fair value of investments	48,181,323	(20,720,602)
Total net investment income (loss)	52,362,472	(17,393,102)
Interest income from notes receivable from participants	461,904	500,225
Contributions:
Participant	16,692,262	16,129,348
Employer	7,980,583	8,056,183
Rollover	1,386,533	1,162,843
Total contributions	26,059,378	25,348,374
Total additions	78,883,754	8,455,497
Deductions:
Benefits paid directly to participants	41,321,851	34,745,656
Administrative expenses	711,165	569,897
Total deductions	42,033,016	35,315,553
Net increase (decrease) in net assets, before transfers	36,850,738	(26,860,056)
Transfers in (see Note 1)	—	8,846,340
Net increase (decrease) in net assets, after transfers	36,850,738	(18,013,716)
Net assets available for benefits, beginning of year	272,747,136	290,760,852
Net assets available for benefits, end of year	$309,597,874	$272,747,136

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 1: Description of the Plan
The following description of the NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions, which are available from the Plan administrator. Effective January 1, 2020, the Plan name was changed to the Cornerstone Building Brands 401(k) Profit Sharing Plan.
General
The Plan, established January 15, 1992, is a defined contribution plan covering all eligible employees of Cornerstone Building Brands, Inc., formerly NCI Building Systems, Inc., and its affiliates (the “Company” or “Plan Sponsor”).
The trustee and recordkeeper of the Plan was Wells Fargo Bank, N.A. (“Wells Fargo” or “Trustee”) through December 31, 2019. Effective January 1, 2020, the trustee and recordkeeper was changed to Fidelity Management Trust Company (“Fidelity”). In preparation for the transition to Fidelity, the majority of the investments held at Wells Fargo Bank, N.A. were liquidated and held as a pending cash settlement receivable of $245,834,623 as of December 31, 2019. In order to facilitate this transition, participants were not able to enroll, direct or diversify investments to their accounts, or obtain a loan or distribution from the Plan from December 16, 2019, through the week of January 19, 2020 (the “transition blackout period”).
The Plan has been amended from time to time. Effective January 1, 2016, the Plan was amended and restated in the form of a volume submitter plan sponsored by Wells Fargo Bank, N.A. As amended, the Plan reflected the most recent statutory and regulatory changes applicable to plans maintained under sections 401(a) and 401(k) of the Internal Revenue Code. Effective January 1, 2020, in conjunction with the change in trustee and recordkeeper to Fidelity, the Plan was restated to a Fidelity prototype plan document (See Subsequent Events disclosure in Note 9).
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
CENTRIA, which the Company acquired in January 2015, sponsored the CENTRIA 401(k) Profit Sharing Plan and the CENTRIA Bargaining Employees 401(k) Profit Sharing Plan (collectively, the “CENTRIA Plans”) for the benefit of its eligible employees. Effective January 1, 2017, employees of CENTRIA that met the eligibility requirements became eligible to participate in the Plan. During 2017 the CENTRIA 401(k) Profit Sharing Plan was merged into the Plan. Effective April 2, 2018, the CENTRIA Bargaining Employees 401(k) Profit Sharing Plan was merged into the Plan. The net assets transferred into the Plan consisted of participant balances totaling $8,846,340 for the year ended December 31, 2018.
Effective January 1, 2020, the Environmental Materials, LLC 401(k) Plan and the Ply Gem 401(k) Savings Plan were merged into the Plan (See Subsequent Events disclosure in Note 9).
Automatic Enrollment
Eligible employees hired on or following January 1, 2017 and whose Plan entry date is on or following March 1, 2017, are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their pre-tax annual compensation, unless the employee affirmatively elects not to participate or elects a different deferral rate.
Contributions
Participants may contribute on a pre-tax or after-tax Roth basis a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Effective January 1, 2019, the Company executed a resolution to remove the 7% highly compensated employee limit for deferrals (formerly limited to deferring a maximum of 7% of their annual compensation) and removed the availability of flat dollar contributions elections.
The Company may make a discretionary matching contribution in an amount determined by the Plan Sponsor for all non-collectively bargained employees. Collectively bargained employees receive a non-discretionary match of the same percentage as the non-collectively bargained employees. For the years ended December 31, 2019 and 2018, the Company made

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

discretionary and non-discretionary matching contributions totaling $7,980,583 and $8,056,183, respectively, of which $3,431,921 and $3,645,358 are included in employer contributions receivable as of December 31, 2019 and 2018, respectively.
Participants direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds (including unitized portfolios), common collective trust funds, and the Cornerstone Building Brands (formerly NCI) Stock Fund (“the Cornerstone Unitized Fund”) as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and the Plan’s earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses such as participant loan fees, express mailing charges on requested distributions, frequent trading fees and recordkeeping fees. The allocation of expenses is based on the participant’s earnings or account balance, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting and Forfeitures
Participants are immediately vested in their voluntary contributions plus earnings thereon. Participants are vested in the Company’s contribution portion of their accounts plus earnings thereon based on “years of service” as that term is defined in the Plan document. Participants are fully vested in the Company’s contributions upon completion of three years of service. In addition, vesting requirements for certain employer contributions for other companies acquired by the Company apply to the respective contributions. Effective January 1, 2020, a safe harbor match has been added to the Plan in which participants are 100% vested (See Subsequent Events disclosure in Note 9).
A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2019 and 2018, forfeited, non-vested accounts totaled approximately $222,457 and $217,735, respectively. For the years ended December 31, 2019 and 2018, Plan fees totaling approximately $238,841 and $113,622, respectively, were paid from forfeited, non-vested accounts, and none were used to reduce employer contributions for 2019 or 2018.
Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of the participant’s account, shares of the Company’s common stock at the value of the Cornerstone Unitized Fund, or continue in the trust in such a manner as though the participant had not terminated (if the participant’s account balance is greater than $5,000, excluding rollover contributions), subject to minimum distribution rules as described in the Plan document. Participants over the age of 59 1/2 may make in-service withdrawals of the vested value of their accounts. Distributions prior to the age of 59 1/2 are also permitted for hardship withdrawals in the event of an immediate and heavy financial need, as defined in the Plan document. In previous years, the Plan imposed a suspension of elective deferrals for a period of six months following a hardship withdrawal. Effective January 1, 2019, the Company executed a resolution to remove the six months suspension of contributions for hardship withdrawals.
Participant Notes Receivable
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balances, whichever is less. The loans are secured by the balances in the participants’ accounts and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant notes receivable ranged from 4.25% to 10.25% at both December 31, 2019 and 2018.
Effective January 1, 2019, the Company executed a resolution to limit the number of loans a participant can avail of to one outstanding loan at a time; and remove the loan requirement for hardship withdrawals.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Concentrations, Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits (See Subsequent Events disclosure in Note 9 for additional information).
The Plan’s investment in the Wells Fargo Stable Return Fund represented 14.92 percent of the Plan’s total investment balance plus the pending cash settlement receivable balance at December 31, 2019. The Plan’s investment in the Wells Fargo Stable Return Fund and the Wells Fargo/Blackrock S&P 500 Index Fund represented 17.42 percent and 16.38 percent of the Plan’s total investment balance, respectively, at December 31, 2018.
Valuation of Investments and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Certain Plan investments are reported at fair value, with fair value measured using the net asset value per share as a practical expedient. See Notes 3 and 4 for discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments includes capital gains, realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Notes Receivable
Participant notes receivable are measured at their unpaid principal balance and any accrued, unpaid interest was de minimis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2019 and 2018.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments. Recordkeeping fees of nine basis points are allocated to participant accounts based upon account balances and are included in net appreciation (depreciation) in fair value of investments.
Expense Offset Arrangements
Fees incurred by the Plan for investment management services or recordkeeping are included in net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than by direct payment.
Note 3: Fair Value Measurements
ASC 820 defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in inactive markets, 3) inputs other than quoted prices that are observable for the asset or liability, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
In determining the fair value, the Plan generally uses the market approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Mutual funds: Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. Except for the target retirement date funds, which are Level 1 investments, the mutual funds held by the Plan are part of unitized portfolios for which the NAV is calculated by dividing the sum of the values of the underlying funds comprising the portfolio by the outstanding units of the portfolio, representing Level 2 measurements. The values of the funds, including the target retirement date funds, are determined using the daily closing prices as reported by the funds. The mutual funds held by the Plan are deemed to be actively traded (market approach).
Cornerstone Building Brands (formerly NCI) Stock Fund (“Cornerstone Unitized Fund”): This unitized fund is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, which is comprised of the Cornerstone Building Brands (formerly NCI) stock (“Cornerstone Stock”) and a money market fund.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Common collective trusts: These funds, which include one stable value fund, are valued at the NAV of units of the collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$9,024	$—	$9,024
Total assets in the fair value hierarchy	$—	$9,024	$—	$9,024

Investments measured at net asset value (a):
Common collective trusts				44,516,726
Cornerstone Unitized Fund				7,986,030
Total investments measured at net asset value				52,502,756
Investments at fair value				$52,511,780

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$93,006,159	$73,065,338	$—	$166,071,497
Total assets in the fair value hierarchy	$93,006,159	$73,065,338	$—	$166,071,497

Investments measured at net asset value (a):
Common collective trusts				87,505,045
Cornerstone Unitized Fund				5,288,339
Total investments measured at net asset value				92,793,384
Investments at fair value				$258,864,881
(a)In accordance with Subtopic ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 4: Fair Value of Investments in Entities that Use NAV
The following table sets forth a summary of the Plan’s investments with a reported NAV as of December 31, 2019 and 2018:

	Fair Value Estimated Using NAV per Share		Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	December 31, 2019	December 31, 2018
Common collective trusts	$44,516,726	$87,505,045	None	Daily	None	12 Months
Cornerstone Unitized Fund (a)	7,986,030	5,288,339	None	Daily	None	None
(a) Established to provide employees an opportunity to share in the successes of the Company, and includes investments in the Cornerstone Stock and a money market fund.
Note 5: Related Party Transactions

Certain Plan investments are shares of collective funds managed by the Trustee. Additionally, the Plan invests in shares of the Company’s common stock and issues participant notes receivable. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.
The Plan incurs expenses related to general administration. The Plan Sponsor pays certain expenses and accounting fees on behalf of the Plan.
The Plan invests in the Cornerstone Unitized Fund, which is comprised of the Cornerstone Stock and a money market fund. The Plan held 8,952,617 units of the Cornerstone Unitized Fund, valued at $7,986,030 at December 31, 2019 (comprised of 929,321 shares of the Cornerstone Stock, valued at $7,908,515, and a money market fund valued at $77,515). The Plan held 6,772,299 units of the Cornerstone Unitized Fund, valued at $5,288,339 at December 31, 2018 (comprised of 649,888 shares of the Cornerstone Stock, valued at $4,711,688, and a money market fund valued at $576,651). During the year ended December 31, 2019, purchases and sales of shares of the Cornerstone Stock by the Plan totaled $5,162,196 and $3,538,516, respectively, and during the year ended December 31, 2018, purchases and sales of shares of the Cornerstone Stock by the Plan totaled $6,659,171 and $3,503,503, respectively. For the years ended December 31, 2019 and 2018, the Plan had earnings (losses) of $1,580,642 and ($5,320,695) on the units of the Cornerstone Unitized Fund, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
Note 6: Plan Tax Status
The Plan, as amended and restated effective January 1, 2016, is a volume submitter plan that is designed to comply with provisions of the Internal Revenue Code Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Such volume submitter plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA. Accordingly, the Plan was eligible for a six-year remedial amendment cycle. Because the Plan is a volume submitter plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List. The Plan received a favorable advisory letter from the Internal Revenue Service dated March 31, 2014.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 7: Delinquent Participant Contributions
A contribution for the final pay period in 2019 could not be funded to Fidelity until January 24, 2020, due to the transition blackout period. The Plan Sponsor has determined this is not a prohibited transaction; however, the Company has begun the process of calculating and remitting the lost earnings for the contributions totaling $199,739 for this time period under the Voluntary Fiduciary Correction Plan (“VFCP”). See the accompanying supplemental Schedule of Delinquent Participant Contributions.
The Company determined that it erroneously failed to remit participant contributions totaling $3,357,792 to the Plan on a timely basis (within seven days) for the year ended December 31, 2018. While making the corrections for these late contributions, the Company determined that all contributions over five days late would be corrected, and therefore, the total amount to be corrected for the year ended December 31, 2018 increased to $5,354,066. The Company has begun the process of correcting under the VFCP. See the accompanying supplemental Schedule of Delinquent Participant Contributions.
The predecessor CENTRIA Plans had late contributions of $66,174, $150,934, and $1,649,594 for the 2018, 2017 and 2016 plan years, respectively. The Company has completed the process of filing under the VFCP for each of these late contributions. See the accompanying supplemental Schedule of Delinquent Participant Contributions.
Note 8: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2019 and 2018, to the net assets on Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$309,597,874	$272,747,136
Delinquent loans deemed distributions	—	(349,347)
Transfers in from merged plans (a)	283,088,731	—
Net assets per Form 5500	$592,686,605	$272,397,789
The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2019 and 2018, to the net income (loss) on Form 5500:

	2019	2018
Net increase (decrease) in net assets available for benefits, after transfers, per the financial statements	$36,850,738	$(18,013,716)
Change in delinquent loans deemed distributions	349,347	(136,876)
Transfers in from merged plans (a)	283,088,731	—
Net income (loss) plus transfers per Form 5500	$320,288,816	$(18,150,592)
(a)See the Subsequent Events footnote below for additional information on the plan mergers. The transfers out of these plans were reported on the 2019 Form 5500 for each of these plans in order to file a final Form 5500 for the respective plans. In order to be consistent, the transfers in were included on the Plan’s 2019 Form 5500.
Note 9: Subsequent Events
Effective January 1, 2020, the Plan name was changed to Cornerstone Building Brands 401(k) Profit Sharing Plan.
Effective January 1, 2020, the recordkeeper and trustee of the Plan changed from Wells Fargo Bank, N.A. to Fidelity Management Trust Company. In order to facilitate this transition, participants were not able to enroll, direct or diversify investments to their accounts, or obtain a loan or distribution from the Plan during the transition blackout period.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Effective January 1, 2020, in conjunction with the change in trustee and recordkeeper to Fidelity, the Plan was restated to a Fidelity Volume Submitter Plan Document, that is designed to comply with provisions of EGTRRA. New plan provisions as part of this restatement are as follows: 1) participants may contribute on a pre-tax or after-tax Roth basis a minimum of 1% up to a maximum of 75% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service; 2) eligible employees who are at least eighteen years old may join the Plan at any time; 3) the Plan Sponsor will contribute a Safe Harbor match of 100 percent of the first 3 percent of pay contributed and 50 percent of the next 2 percent of pay contributed and will contribute the match on a pay-period basis; 4) the Safe Harbor match will be 100% vested; 5) Roth in-plan conversions are now permitted; 6) a voluntary auto-increase feature has been added allowing participants to designate a 1 percent to 3 percent automatic annual contribution increase to their accounts and 7) new discretionary employer contributions have been added.
Effective January 1, 2020, the Environmental Materials, LLC 401(k) Plan and the Ply Gem 401(k) Savings Plan were merged into the Plan. In order to facilitate this transition, participants of the Environmental Materials, LLC 401(k) Plan were not able to enroll, direct or diversify investments to their accounts, or obtain a loan or distribution from their prior plan accounts from December 27, 2019, through the week of January 19, 2020. The participants of the Ply Gem 401(k) Savings Plan were not able to enroll, direct or diversify investments to their accounts, or obtain a loan or distribution from their prior plan accounts from December 18, 2019, through the week of January 19, 2020. Participant balances of approximately $9,547,000 and $264,673,000, respectively, and loan balances of $264,000 and $8,604,000, respectively, were transferred into the Plan from the former plans in January 2020.
In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Plan, its investment performance, and overall financial results.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed into law. The CARES Act expands the ability of certain 401(k) plan participants to withdraw, penalty free, funds from their vested retirement plan accounts, increases the participant loan limit, and delays loan repayments for up to one year, subject to the certain participant eligibility criteria. The Plan adopted certain provisions of the CARES Act and will subsequently amend the Plan to incorporate these provisions.
Plan management has evaluated all subsequent events, through June 10, 2020, which is the date the financial statements were available to be issued.

Supplemental Schedule
NCI 401(k) Profit Sharing Plan
EIN 76-0127701, PN 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
As of December 31, 2019

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2019*	$199,739	$—	$—	$199,739	$—
2018*	5,420,240	—	—	5,354,066	66,174	**
2017*	150,934	—	—	—	150,934	**
2016*	1,649,594	—	—	—	1,649,594	**

*	Indicates a party-in-interest as defined by ERISA
**	Related to predecessor plan that was merged into the NCI 401(k) Profit Sharing Plan
See Report of Independent Registered Public Accounting Firm

Supplemental Schedule
NCI 401(k) Profit Sharing Plan
EIN 76-0127701, PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Wells Fargo Stable Return Fund N	Common collective trust	**	$44,516,726
*	Cornerstone Unitized Fund***	Unitized fund - Common stock	**	7,986,030
	PIMCO Foreign Bond (USD-Hedged) Fund	Mutual fund	**	1,975
	PIMCO High Yield Fund	Mutual fund	**	7,049

*	Participant loans	Loans to participants bearing interest at rates ranging from 4.25% to 10.25% and mature through 2039	—	7,668,665
				$60,180,445

*	Indicates a party-in-interest as defined by ERISA
**	Cost information is not presented because all investments are participant directed
***	Comprised of shares of the Cornerstone Stock valued at $7,908,515, and a money market fund valued at $77,515

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cornerstone Building Brands, Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI 401(k) Profit Sharing Plan

CORNERSTONE BUILDING BRANDS, INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

Date: June 10, 2020	By:	/s/ Brian Boyle
Brian Boyle
Senior Vice President, Chief Accounting Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm